Exhibit 99.1
Sinovac to Participate in Two Upcoming Investor Conferences
Wednesday October 29, 8:00 am ET

BEIJING, Oct. 29 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a vaccine-focused biotech company in China, announced today that it is scheduled to present at two upcoming investor conferences, including the Oppenheimer 19th Annual Healthcare Conference in New York City and the Credit Suisse Asian Healthcare Conference in Beijing, China.

Ms. Vanessa Wu, Senior Financial Manager, is scheduled to present on Tuesday, November 4, 2008 at 3:20 pm at Oppenheimer 19th Annual Healthcare Conference, at the Waldorf-Astoria Hotel in New York, NY.

Dr. Weidong Yin, Chairman, President and CEO, is scheduled to attend the Credit Suisse Asian Healthcare Conference on November 5 and 6, at The Westin Beijing Hotel at Financial Street in Beijing, China.

About Sinovac
Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:
Helen G. Yang
Sinovac Biotech Ltd.
Tel:   +86-10-8289-0088 x9871
Fax:   +86-10-6296-6910
Email: info@sinovac.com

     Investors/Media:
Stephanie Carrington
The Ruth Group
Tel:   +1-646-536-7017
Email: scarrington@theruthgroup.com
      Janine McCargo
The Ruth Group
Tel:   +1-646-536-7033
Email: jmccargo@theruthgroup.com